February 24, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	CraigWilson, Senior Assistant Chief Accountant
MorganYoungwood, Staff Accountant

Re:	Palo Alto Networks, Inc.
Form 10-Q for the Quarterly Period Ended October 31, 2013
Filed December 5, 2013
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed September 25, 2013
File No. 001-35594

Ladies and Gentlemen:

Palo Alto Networks, Inc. (the “Company”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 14, 2014, relating to the above referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-Q for the quarter ended October 31, 2013

Condensed Consolidated Balance Sheet, Page 3

1.	It is not clear from your existing disclosures why your allowance for doubtful accounts increased in the amount of $435,000 over the quarter ended October 31, 2013. Please tell us why and consider an explanation of the reasons in your next Form 10-Q.

The Company respectfully advises the Staff that during the three months ended October 31, 2013, it decided to terminate one of its smaller channel partners in Europe for business reasons, and reserved the remaining accounts receivable balance for that channel partner. While the Company’s historical write-offs have not been significant, as a result of (i) changes to its allowance for doubtful accounts in connection with the terminated relationship and (ii) continued economic uncertainty in Europe, the Company determined that its exposure for uncollectible accounts receivable increased. As a result, the Company increased the allowance for doubtful accounts by $435,000.

The Company evaluated this incremental allowance for doubtful accounts for disclosure purposes, and concluded that the increase does not represent a significant fluctuation that would be meaningful supplemental disclosure. The Company respectfully advises the Staff that it will continue to reassess movements in its allowance for doubtful accounts for incremental disclosure in future filings, as needed.

Securities and Exchange Commission

February 24, 2014

Form 10-K for the Fiscal Year Ended July 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal 2013 and 2012, page 43

2.	Please tell us what consideration you gave to providing disclosures that explain the extent to which increases/decreases in your product and service revenues were attributable to changes in price. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

The Company respectfully advises the Staff that, in preparing the results of operations disclosure for the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its Annual Report on Form 10-K for the Fiscal Year Ended July 31, 2013 (the “Form 10-K”), the Company considered the extent to which increases in product and service revenue was attributable to increases in price or to increases in the volume or amount of goods or services beings sold, as well as the effect of new product introductions.

Product revenue increased $69.2 million for fiscal 2013 compared to fiscal 2012. As disclosed in the MD&A, approximately two-thirds of the increase was driven by new product introductions, in particular, the newly introduced PA-3000 Series firewalls and M-100 management appliance. Most of the remaining increase was driven by an increase in product unit volume. The Company supplementally advises the Staff that increases in price only accounted for approximately 7% of the product revenue increase. After considering the effect of the increases in price on the increase in product revenue, the Company determined that the increases in price were not a significant enough driver of the increase in product revenue to merit disclosure in its MD&A.

Service revenue increased $71.7 million for fiscal 2013 compared to fiscal 2012. As disclosed in the MD&A, approximately half of the increase in service revenue related to increased support and maintenance revenue as a result of the increase in the Company’s total number of end-customers. The remaining increase was primarily due to an increase in the volume of subscriptions sold by the Company to new end-customers and to existing end-customers. The Company supplementally advises the Staff that, in preparing its MD&A, it compared its service price lists and service discount practices and noted no significant changes. As a result, the Company determined that changes in price were not a driver of the increase in service revenue.

The Company respectfully advises the Staff that, in future periods, it will consider providing an explanation of the extent to which increases or decreases in product and services revenues were attributable to changes in price, to the extent applicable.

Securities and Exchange Commission

February 24, 2014

Liquidity and Capital Resources, page 48

3.	We note that approximately $27.2 million of your cash and cash equivalents and investments was held outside the United States and is not presently available to fund domestic operations and obligations as of July 31, 2013. We further note from your disclosures on page 79 that you have not made any tax provision for U.S. income taxes on approximately $5.2 million of undistributed earnings in foreign subsidiaries, which you expect to reinvest outside of the U.S. indefinitely. Please explain whether you have recorded a deferred tax liability on any portion of your undistributed earnings in foreign subsidiaries. Describe the nature of any additional restrictions on your cash and cash equivalents and investments held outside the United States that are not presently available to fund your domestic operations and obligations.

The Company respectfully advises the Staff that it will prospectively enhance the discussion in the Liquidity and Capital Resources section of its MD&A in the Form 10-K to clarify that there are no additional restrictions on the use of its cash and cash equivalents and investments held outside the United States and that no deferred tax liability has been recorded on any portion of its undistributed earnings in foreign subsidiaries. Set forth below is the form of additional disclosure that the Company expects to include in future filings.

“At July 31, 2014, our cash and cash equivalents and investments of $xxx.x million were held for working capital purposes, of which approximately $xx.x million was held outside the United States. Our current plans do not demonstrate a need to repatriate these funds. However, if these funds were needed for our domestic operations, we would be required to accrue and pay U.S. taxes to do so. There are no other restrictions on the use of these funds. We do not provide for federal income taxes on the undistributed earnings of our foreign subsidiaries, all of which we expect to reinvest outside of the U.S. indefinitely. If we were to repatriate these earnings to the U.S, any associated income tax liability would be insignificant.”

Consolidated Financial Statements

Note 8. Income Taxes, page 77

4.	We note the captions in your effective income tax rate reconciliation for share-based compensation and foreign income at other than U.S. rates. Please clarify what the share- based compensation and foreign rate differentials represent for each year presented. As part of your response, explain how the share-based compensation and foreign rate differentials are determined in each fiscal year and identify the significant components of these items.

We respectfully advise the Staff that the share-based compensation line within the effective tax rate reconciliation line item is solely comprised of the expense from non-deductible stock awards to U.S. employees and equity awards to foreign employees, net of any benefit recognized when disqualifying dispositions occur, for all periods presented. Since these share-based compensation awards generally do not result in tax deductions unless there are tax triggering events (i.e. disqualifying dispositions), the share-based compensation expense from these awards does not result in a corresponding benefit in each year’s income tax expense.

We respectfully advise the Staff that the foreign rate differential line within the effective tax rate reconciliation is solely comprised of foreign loss or foreign income generated from countries where we have a foreign tax presence by applying the differences between the applicable foreign statutory rate and the US federal statutory rate of 35% to the applicable foreign loss or income before tax and foreign withholding taxes for all periods presented. The process for identifying components of and determining the share-based compensation and foreign rate differentials for the effective tax rate reconciliation was consistent in each of the fiscal years presented in the Form 10-K.

* * * * *

Securities and Exchange Commission

February 24, 2014

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 24, 2014

Please contact me with any questions or comments regarding the Company’s responses at (408) 753-3754. Thank you for your assistance.

Sincerely,

/s/ Steffan C. Tomlinson
Steffan C. Tomlinson
Chief Financial Officer

cc:	Mark D. McLaughlin

Jeffrey C. True, Esq.

Palo Alto Networks, Inc.

Jeffrey D. Saper, Esq.

Jon C. Avina, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Rhonda Munnerlyn

Ernst & Young LLP